Meridian Gold Inc. 9670 Gateway Drive, Suite 200 Reno, Nevada 89521
Phone:	(800) 557-4699
(775) 850-3777
Fax:	(775) 850-3733

MERIDIAN GOLD REPORTS SOLID FIRST QUARTER 2004 RESULTS
AND NEW HIGH-GRADE VEIN DISCOVERY AT EL PEÑON
(All dollar amounts in U.S. currency)

May 11, 2004

Meridian Gold is pleased to announce the results for the quarter ended March 31, 2004. The Company achieved yet another excellent quarter, delivering value to all its stakeholders.

Highlights of the first quarter are as follows:

Meeting the Needs of our Shareholders

•	New high-grade vein discovered near existing infrastructure at El Peñón with over 800 meters in strike length. The first 34 intercepts in the Dorada vein ore shoot average 3.26 m (true horizontal width) @ 13.25 g/t Au and 577 g/t Ag (22.16 g/t AuEq), and the vein is open along strike and at depth.

•	Expanded land position in Northern Chile

•	Net income of $9.8 million, or $0.10 per share, an increase of 15% quarter over quarter

•	Gold production of 75,000 ounces at a cash cost of $46 per ounce

•	Mill throughput at El Peñón increased 15% quarter over quarter, with record throughput in March of 2,200 tonnes per operating day

•	Operating cash flows of $20.7 million for the quarter drive cash balances to $200 million, including restricted cash

Meeting the Needs of our Employees, Communities and the Environment

•	Housing benefits granted to 23 employees through El Peñón’s housing program

•	Thirty-nine El Peñón employees and 256 children of our employees received educational assistance for 2004

•	Donated 90 trees to our employees through El Peñón Environmental Forestation Program

•	Fourteen college students benefited from the “Professional Practices” summer program at El Peñón

•	Received NPDES permit at the Beartrack property, a major milestone in the post closure plans for this site

“This is an exciting start to the new year,” commented Brian Kennedy, President and Chief Executive Officer of Meridian Gold. “El Peñón just continues to improve. While last year’s exploration program was focused on extending known veins, this year’s program emphasizes finding new veins. With the discovery of a new high-grade vein, we’ve had immediate success. We will be evaluating expansion alternatives since, I believe, we now have over a ten-year mine life. We have all the factors of expansion in place: we have removed the bottlenecks at the processing facility, we are accelerating underground mine development to provide additional flexibility, and we have strong metal prices. Finally, we have been able to make some significant contributions to the lives of our employees, families and communities through our various outreach programs. Each and every Meridian employee is responsible for making this a great quarter, and I look forward to continued successes in 2004, from all aspects of the Company.”

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion for the quarter ended March 31, 2004 is limited to matters that, in the opinion of Meridian Gold Inc. (“Meridian Gold” or the “Company”), are material.

Financial Results

Meridian Gold reported net income of $9.8 million for the first quarter of 2004, or $0.10 per share, versus $8.5 million, or $0.09 per share, for the first quarter of 2003. This increase is due to a combination of higher realized gold prices and lower cash operating costs, offset by fewer ounces sold due to the sale of the Jerritt Canyon Joint Venture (see note 5 of the interim consolidated financial statements) and slightly lower sales from the El Peñón mine.

Sales revenue decreased $6.0 million, or 17%, over the first quarter of 2003, primarily from the sale of the Jerritt Canyon Joint Venture property (which contributed $7.7 million in revenues in the first quarter of 2003). The average realized gold price was $410 per ounce this quarter versus $355 per ounce in the first quarter of 2003.

Meridian Gold continues to remain 100% unhedged with respect to our gold production. The Company has reflected the 15% increase in gold price directly to the bottom line, which translates to higher earnings and higher cash flows.

Operating margins increased to 54% versus 40% in the first quarter of the prior year as a result of higher realized gold and silver prices and lower cash operating costs.

During the quarter, selling, general and administrative expense totaled $2.5 million, similar to the first quarter of 2003. These amounts for each quarter include a charge for stock compensation expense of $0.5 million. Meridian Gold has expensed stock compensation since 2000.

Meridian Gold reported a $6.8 million tax expense for the first quarter of 2004, compared to $6.0 million in the first quarter of the previous year. In accordance with required income tax accounting, the Company has reflected a 41% overall effective tax rate during the quarter on book earnings, which is higher than the tax rate the Company pays on its Chilean income, as a result of non-utilized losses, principally from Canada and the U.S.

Liquidity

The Company generated $20.7 million in operating cash flows during the quarter with the help of higher gold prices, as well as consistent operating performance at El Peñón. Working capital increased during the quarter, from $171.2 million to $182.0 million at March 31, 2004, primarily due to the growth in cash balances.

Cash to meet the Company’s operating needs, to finance capital expenditures and to fund exploration activities during the quarter was provided from operations and from existing cash reserves. Cash provided by operating activities was $20.7 million in the first quarter of 2004, versus $11.7 million in the first quarter of 2003. This increase is due to strong gold and silver prices, and operational improvements. At March 31, 2004, cash and cash equivalents, including restricted cash, totaled approximately $200 million ($185.7 cash and cash equivalents and $13.9 restricted cash), versus $182 million as of December 31, 2003.

Operations

El Peñón

During the quarter, the mine produced 75,300 ounces of gold and 1.1 million ounces of silver at a cash cost of $46 per gold ounce versus 84,600 ounces of gold and 1.2 million ounces of silver at a cash cost of $44 per gold ounce during the equivalent period in 2003. These results continue to confirm El Peñón’s status as one of the lowest cost gold mines in the world. Total production costs including depreciation, depletion, amortization, and reclamation were $97 per gold ounce for the quarter. The underground mine produced 141,000 tonnes of ore at average grades of 16.0 grams/tonne of gold and 246 grams/tonne of silver. Open pit operations produced 61,000 tonnes of ore at average gold and silver grades of 7.0 grams/tonne and 63 grams/tonne, respectively.

For the second consecutive quarter, the mill processed ore above designed capacity of 2,000 tonnes per operating day, averaging 2,137 tonnes per operating day for the first quarter of 2004. This represents an increase of 15% over the prior year. For the remainder of 2004, the El Peñón management team will continue making improvements at the mill to increase capacity.

Average mill head grade decreased during the quarter, to 12.4 grams/tonne of gold and 186 grams/tonne of silver versus 16.2 grams/tonne of gold and 246 grams/tonne of silver in the first quarter of 2003.

Beartrack

Beartrack produced 130 ounces of gold in the first quarter of 2004, compared to 1,210 ounces in the first quarter of 2003, from residual leaching during reclamation. These ounces of gold help fund reclamation and closure activities at the site.

Exploration

El Peñón – Discovery of a New Vein

During the first quarter of 2004, the Meridian exploration team tested a surface linear anomaly supported by geophysical survey data. Two lines of reverse circulation drill hole “fences” were completed across the target and resulted in the discovery of the Dorada vein, located immediately south of Cerro Martillo. It is about 1 kilometer east and at the same elevation as existing underground workings in Quebrada Colorada.

The Dorada vein is covered by a minimum of 150 meters of sterile volcanic flows and tuffs and does not crop out at the surface. The discovery hole, PX263, cut 14.0 meters (10.1 meters true horizontal width) of 6.8 g/tonne gold and 438 g/tonne silver. Many of the early follow-up drill-holes intersected the vein in the upper limits of the epithermal system, encountering lower grades. Since then, Meridian has intercepted the north-south trending Dorada vein in over 34 reverse circulation drill-holes along 800 meters of strike length over a vertical extent of up to 150 meters. The vein dip averages 68º east, the ore zone plunges 8º to the south and displays excellent continuity. A drill-hole map and long-section are located in the “1st Quarter Conference Call Presentation” which is located on the Meridian Gold website.

The first 34 intercepts in the Dorada vein average (true horizontal width) 3.26 m @ 13.25 g/t Au and 577 g/t Ag (22.16 g/t AuEq), and the vein is open along strike and at depth. Some of the deeper intercepts have the highest gold and silver values with local bonanza grades. Three reverse circulation drill-rigs are currently focused on defining the Dorada discovery. The table of drill results is shown below:

		From	To	Interval	Elevation	HZ Width	Gold	Silver	AuEq *
Hole N°	Northing	(meters)	(meters)	(meters)	(meters)	(meters)	(g/t)	(g/t)	(65:1 Ag:Au)
PX263	7303240	324	338	14	1669	10.1	6.8	438	13.49
PX268	7303215	315	321	6	1687	5.6	11.1	743	22.47
PX269	7303270	289	293	4	1725	3.3	5.3	339	10.51
PX270	7303239	287	293	6	1703	4.1	7.2	502	14.87
PX271	7303302	282	302	20	1690	13.0	5.9	412	12.22
PX272	7303359	250	256	6	1737	4.2	1.4	103	3.03
PX276	7303120	296	299	3	1672	1.9	6.0	356	11.42
PX277	7303180	288	293	5	1701	3.6	4.2	283	8.50
PX278	7303060	315	318	3	1649	2.0	12.0	604	21.31
PX279	7302970	330	333	3	1634	2.1	5.4	379	11.25
PX280	7303480	253	256	3	1744	2.4	137.3	135	139.40
PX281	7303180	319	322	2	1660	2.0	4.6	318	9.44
PX282	7303419	248	254	6	1745	4.5	10.4	838	23.23
PX283	7303300	251	253	2	1742	1.6	4.8	116	6.54
PX284	7303120	258	261	3	1720	2.3	7.6	382	13.46
PX286	7303030	288	290	2	1659	1.4	16.2	903	30.09
PX292	7302909	273	275	2	1685	1.5	4.0	386	9.91
PX293	7303449	242	248	6	1747	4.3	11.0	671	21.32
PX294	7303390	252	258	6	1738	4.2	14.7	558	23.30
PX295	7303151	316	318	2	1673	1.4	13.2	547	21.59
PX296	7303480	279	282	3	1725	2.6	5.3	352	10.72
PX297	7303120	373	378	5	1590	3.1	30.3	1,791	57.77
PX298	7303543	264	267	2	1732	2.3	6.0	462	13.05
PX299	7302939	316	319	3	1633	2.0	4.4	332	9.48
PX300	7303570	245	247	2	1757	1.7	13.9	1,886	42.85
PX301	7303598	265	266	1	1726	0.9	8.2	372	13.88
PX302	7302850	328	332	4	1621	2.7	29.0	961	43.75
PX303	7303421	295	299	4	1699	3.0	7.8	412	14.14
PX304	7302910	332	336	4	1621	2.7	21.4	1,628	46.39
PX306	7303270	340	344	4	1648	2.9	6.3	468	13.48
PX307	7302820	278	282	4	1669	2.8	3.8	139	5.96
PX308	7303089	284	290	6	1692	4.4	9.5	677	19.92
PX309	7303600	304	305	1	1696	0.9	5.5	383	11.36
PX311	7303000	307	312	5	1650	3.4	10.3	747	21.76

* (AuEq g/t = Au g/t + (Ag g/t ÷65.1)

Darcy Marud, Meridian’s Vice President of Exploration stated, “All the credit for this new discovery needs to go to our dedicated El Peñón exploration team. The drill-defined 800-meter strike length of Dorada is paralleling a plus two-kilometer geophysical anomaly, which opens the potential to expand the zone along strike. Gold and silver grades are improving with depth, with our deepest hole being one of our best holes; intersecting 3.1 meters (true horizontal width) of 30.3 g/tonne gold and 1791 g/tonne silver. This discovery confirms our belief that El Peñón is one of the best epithermal districts in the world.”

Other Exploration

In addition to the success at El Peñón, Meridian is expanding its land position in Northern Chile by acquiring other high potential property positions, including one adjacent to El Peñón. Fieldwork has already commenced on some of these other properties with drilling expected in the second-half of the year.

At the Rossi property, on the Carlin Trend in Nevada, the underground drifting from the 49ér zone to the End Zone is half complete. The drift is expected to reach the End Zone in the second quarter when infill drilling can then commence. Following the infill drilling, a feasibility study will commence later in the second half of the year.

On March 25, 2004, Meridian advised Buenaventura that it would not exercise its option to earn a 51% interest in the Los Pircos project located in Peru. While Meridian remains upbeat on the exploration potential in Peru, this property did not meet all of Meridian’s operating criteria.

During the quarter, Meridian also completed Phase 3 drilling at the La Silla property in Mexico. The 100% owned La Silla property is located in the State of Sinaloa, approximately 55 km north of Mazatlan, Mexico. Meridian geologists have identified a total of 31 volcanic and intrusive-hosted, low sulfidation epithermal veins in the 14,510-hectare property area. The vein zones range in width from 0.5 to 20.0 meters, with a cumulative strike length in excess of 13.2 km. Phase 3 drilling was completed on February 6, 2004, totaling 24 reverse circulation holes. To date, 99 reverse circulation holes totaling 10,071 meters have drill-tested fourteen veins on the property. A total of 73 holes property-wide have intersected vein/stockwork zones with a minimum of 1.5 meters of 1.0 grams/tonne gold equivalent. Mineralization in excess of 1.5 meters of 5.0 grams/tonne gold equivalent has been intersected in 30 holes testing seven different veins.

A preliminary polygonal drill-inferred mineral resource has been calculated for all veins drill-tested at La Silla. This resource reflects strictly in situ mineralized zones above set cutoff grades, with no consideration of possible mining and recovery methods or costs. Due to the overall low silver content within veins, the resource was calculated in terms of AuEq. Results are as follows:

•	4.0 g/t cutoff	880,447 tons @ 8.92 g/t AuEq	252,572 oz AuEq
•	1.5 g/t cutoff	2,915,905 tons @ 4.14 g/t AuEq	388,498 oz AuEq

Drilling and surface sampling has confirmed that gold-silver mineralization is widespread within epithermal vein zones in the La Silla district. Ten ore shoots or mineralized zones have been identified by drilling that warrant follow-up work to test for grade continuity. In addition, seventeen veins on the property have received no drilling to-date. However, work to-date suggests ore shoots may not have the size potential to justify additional exploration work by Meridian.

Meridian is evaluating its options for future work on the property to maximize value for its shareholders.

Social and Environmental

During the first quarter of 2004, Meridian continued to deliver value to its employees, their communities, and the environment in which we live and operate.

El Peñón

During the first quarter of 2004, El Peñón extended additional benefits to its employees and their families. Some of the more significant contributions include 256 educational scholarships awarded to employees’ children, educational assistance funds provided for 39 employees, housing benefits to 23 employees to help them purchase their first home through our Housing Program, and a donation of 90 trees to our employees through the Environmental Forestation Program. Details of these programs can be found on our website. In addition, the mine employed 14 college students through the summer “Professional Practices” program in which they are able to acquire and practice necessary skills for future trades of their choice.

Esquel

In 2003, Meridian paused its development efforts following a non-binding referendum wherein the majority of Esquel’s citizens voted against the development of the mine. The Company has focused its efforts at the property to listen and understand the local community’s concerns about the project. During the first quarter of 2004, the Company continued working with the community, keeping open communication with regard to responsible mining and the project, and addressing the concerns of the citizens.

Meridian continued to provide information about responsible mining to stakeholders of the project. This information is presented in concise format about the various aspects of responsible mining, on a technical, environmental, social and economic basis.

Meridian employees also accompanied neighbors and journalists who requested a visit to the project site. During the visit, the employees used the opportunity to discuss the design, environmental safeguards, and merits of the project.

Beartrack

This property, which is currently undergoing reclamation and closure activities, received the NPDES permit from the Environmental Protection Agency during the first quarter. This permit is key to heap leach water management and closure of the Beartrack mine, where operations ceased in March of 2000. There have been no environmental regulatory violations during the life of the Beartrack project, which is located in the Salmon National Forest in Idaho. This operation has been the recipient of numerous environmental awards.

Looking ahead

For 2004, Meridian Gold expects to produce 310,000 ounces of gold from El Peñón at a cash cost of approximately $50-$60 per ounce.

Capital Resources

Anticipated cash requirements for operations for 2004 include approximately $14.5 million for planned capital expenditures at El Peñón, which includes an additional $2 million to accelerate mine development in order to provide additional flexibility and operate at a higher throughput rate.

Exploration spending in 2004 is expected to be approximately $15 million. Approximately half of this budget will be dedicated to reserve and resource expansion at the Company’s current projects. The remainder will be allocated to our growing pipeline of projects, aimed towards acquisitions and grassroots exploration, initiated in Peru, Mexico, Central America, Chile, Canada and the U.S.

Should the Company decide to develop other exploration and development properties, additional capital may be required. The Company believes that these capital requirements may be funded by existing cash reserves and by borrowing from third parties; however, no assurance can be given that such borrowings will be available at terms and conditions acceptable to the Company, if at all.

Qualified Persons

The exploration program at El Peñón was designed and supervised by Chief Geologist of El Peñón William H. Wulftange, a Licensed Professional Geologist (Utah # 5334513-2250). He has prepared, reviewed and certified the El Peñón data presented in this document to conform with Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”).

The exploration program at La Silla was designed and supervised by Senior Geologist Mark Hawksworth, a Licensed Professional Geologist (Utah # 5219574-2250). He has prepared, reviewed and certified the La Silla data presented in this document to conform to NI 43-101.

1st Quarter Conference Call

Meridian Gold is hosting a simultaneous live webcast of its conference call on Wednesday, May 12, 2004, at 9:00 a.m. ET through www.viavid.net. If you would like to listen to our conference call on the web, go to the Company’s home page on www.meridiangold.com and click on the link under Calendar of Events. There will be a slide show available in conjunction with the call, which will also be available for viewing on the Meridian Gold website. You will need to have Windows Media Player installed on your computer, and you will also be required to complete a registration page in order to log on to the webcast. For those whose schedules do not permit participation during the call, or for those who would like to hear the discussion again, a replay will be available for one week following the call toll-free (877) 519-4471 or international (973) 341-3080 replay # 4678239 and the webcast will be available for 3 months on the www.viavid.net website.

Changes in Accounting Policies

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the CICA’s new handbook section 3110, “Asset Retirement Obligations” (“HB 3110”) which applies to legal obligations associated with the retirement of a long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. The Company believes its properties and reclamation obligations are subject to the provisions of HB 3110.

Under HB 3110, the Company is required to recognize the fair value of a liability for an asset retirement obligation in the period in which it incurs a legal obligation, if a reasonable estimate of fair value can be made. HB 3110 requires the estimated future cash settlement of an asset retirement obligation to be discounted in arriving at the liability reported in the current period. Upon initial recognition of the liability, the asset retirement obligation is capitalized as part of the carrying amount of the associated long-lived asset and a liability is recorded. This asset retirement cost will be depreciated over the life of the related asset using the unit-of-production method. The liability is accreted, through operating expense, over a period ending when the liability is finally settled in cash, subject to annual adjustments for changes in estimates.

The Company has retroactively applied this change in accounting policy and restated the prior years consolidated financial statements. The effect of this change is detailed in note 2 to the interim consolidated financial statements.

Stock Based Compensation

Effective January 1, 2002, the Company elected to use the settlement method of accounting for stock options granted to directors and employees, and disclose the pro forma effect of accounting for these awards under the fair value method. Under the settlement method, no compensation expense was recognized in the Company’s consolidated statements of operations during each of the years ended December 31, 2002 and 2003 because the exercise price of employee stock options was the market price on the day granted. Effective January 1, 2004, the Company changed the method of application of its stock-based compensation accounting policy to measure stock options granted to directors and employees at fair value and recognize the compensation expense over the vesting period, with a corresponding credit to additional paid-in capital.

Prior to January 1, 2002, no compensation expense was recorded for the Company’s stock option plans when the options or incentives were granted. Any consideration paid by employees or directors on exercise of stock options was credited to share capital.

This change in accounting for stock-based compensation has been applied retroactively without restatement of prior periods, with the cumulative effect of this change of $0.9 million being reported separately in the consolidated statements of changes in shareholders’ equity as an adjustment to opening retained earnings at January 1, 2004. The effect of this change is disclosed in note 2 to the interim consolidated financial statements.

Non-GAAP Financial Reporting Measures

To the extent non-GAAP financial measures are used the Company has defined these non-GAAP financial measures and explained how such measures are calculated under the heading “non-GAAP measures” in Appendix “A” of the notes to the consolidated condensed financial statements.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly or implicitly predicted by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, recent operating losses, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known mineable reserves, uncertainty as to calculations of reserves, mineral deposits and grades, requirement of additional financing, uninsured risks, risk of hedging strategies, competition, dependence on key management personnel, potential volatility of market price of the Company’s common shares, dilution and certain anti-takeover effects. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Meridian Gold Inc. is a different kind of gold company because we focus on profitability, and the quality of the ounces we produce, not the quantity of ounces produced. The quality of these ounces is measured by the value we deliver to all stakeholders in the process, including our shareholders, our employees and the communities and environment in which we live and operate. Meridian Gold Inc.’s approximately 99 million common shares are traded on the Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

For further information, please visit our website at www.meridiangold.com, or contact:

Deborah Liston Investor Relations Meridian Gold Inc.	Tel: (800) 572-4519 Fax: (775) 850-3733 E-mail: investorrelations@meridiangold.com

Meridian Gold Inc.
Operating Data
(Unaudited and dollar amounts in U.S. currency)

	Three Months Ended
	March 31
	2004	2003
El Peñón Mine
Gold production (ounces)	75,316	84,640
Silver production (ounces)	1,073,197	1,235,037
Tonnes ore mined (thousands)	202	173
Mill tonnes processed (thousands)	194	169
Avg. mill gold ore grade (grams/tonne)	12.4	16.2
Avg. mill silver ore grade (grams/tonne)	186	246
Mill gold recovery	97%	97%
Mill silver recovery	93%	93%
Cash cost of production/ ounce	$46	$44
Total production cost/ ounce	$97	$100
Jerritt Canyon Joint Venture(1)
Gold production (Meridian Gold’s 30% share)	—	21,945
Tonnes ore mined (100%, thousands)	—	250
Mill tonnes processed (100%, thousands)	—	365
Avg. mill ore grade (grams/tonne)	—	7.8
Mill recovery	—	88%
Cash cost of production/ ounce	—	$276
Total production cost/ ounce	—	$351
Beartrack Mine
Gold production — heap leach (ounces)	130	1,210
Company Totals
Ounces of gold produced	75,446	107,795
Ounces of gold sold	74,397	101,974
Avg. realized price/ ounce	$410	$355
Cash cost of production/ ounce	$46	$92
Total cost of production/ ounce	$97	$152

Key Business Indicators - Q1 2004 (in millions)	Capital	Depreciation	Reclamation
El Peñón	$2.0	$3.8	$—
Esquel	0.8	0.1	—
Corporate	0.1	0.1	—
Other	0.4	—	0.1

Total	$3.3	$4.0	$0.1

	$ / tonne ore
Operating Cost Detail - Q1 2004	Underground	Open pit(2)	Process	G&A
El Peñón	41.16	11.02	11.28	5.82

(1) Jerritt Canyon was sold in June 2003.

(2) Includes a strip ratio of 3.8:1

Average Realized Gold Price — The average realized gold price of $410 per ounce for the quarter was calculated by taking revenues adjusted for refining costs divided by gold ounces sold, excluding Beartrack ounces.

Average Realized Silver Price was $5.87 per ounce for the quarter.

Note: Cash cost and total cost per gold ounce are net of silver by-product credits.

Meridian Gold Inc.
Consolidated Statements of Operations
(Unaudited and in millions of US dollars, except per share data)

	Three months ended
	March 31
	2004	2003
		As Restated
		(Note 2)
Sales	$29.9	$35.9
Costs and expenses
Cost of sales	3.4	9.2
Depreciation, depletion and amortization	4.0	6.7
Exploration costs	3.8	3.3
Selling, general and administrative	2.5	2.6
Other expense	0.1	(0.1)

Total costs and expenses	13.8	21.7

Income from operations before interest, taxes and the undernoted	16.1	14.2
Interest income, net	0.5	0.3

Income before taxes	16.6	14.5
Income tax expense	(6.8)	(6.0)

Net income	$9.8	$8.5

Basic income per share	$0.10	$0.09

Diluted income per share	$0.10	$0.08

Number of common shares used in income per share computations (millions) — basic	99.2	99.0

Number of common shares used in income per share computations (millions) — diluted	100.0	99.9

See accompanying notes to consolidated interim financial statements.

Meridian Gold Inc.
Consolidated Balance Sheets
(Unaudited and in millions of US dollars)

	March 31	December 31
	2004	2003
		As Restated
		(Note 2)
Assets
Current assets
Cash and cash equivalents	$185.7	$168.3
Restricted cash	13.9	13.9
Trade and other receivables	3.4	4.8
Inventories	7.4	6.8
Deferred tax asset	0.5	0.4
Other current assets	4.8	5.1

Total current assets	215.7	199.3

Property, plant and equipment, net	646.5	635.9
Other assets	15.8	17.7

Total assets	$878.0	$852.9

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable, trade and other	$6.2	$6.1
Accrued and other liabilities	27.5	22.0

Total current liabilities	33.7	28.1

Deferred tax liability	197.8	194.5
Other long-term liabilities	29.7	31.7
Minority Interest	1.0	1.0
Shareholders’ equity (note 6)	615.8	597.6

Total liabilities and shareholders’ equity	$878.0	$852.9

See accompanying notes to consolidated interim financial statements.

Meridian Gold Inc.
Consolidated Statements of Cash Flows
(Unaudited and in millions of US dollars)

	Three months ended
	March 31
	2004	2003
		As Restated
		(Note 2)
Cash flow from operating activities
Net income	$9.8	$8.5
Provision for depreciation, depletion and amortization	4.0	6.7
Provision for reclamation, net of cost incurred	(0.8)	(1.0)
Stock based compensation expense	0.5	0.4
Provision for pension costs, net of contributions	—	0.2
Income tax expense, net of taxes paid	6.3	6.0
Changes in current assets and liabilities, net	0.1	(7.9)
Changes in long-term assets and liabilities, net	0.8	(1.2)

Net cash provided by operating activities	20.7	11.7

Cash flow used in investing activities
Capital spending	(3.3)	(8.7)

Net cash used in investing activities	(3.3)	(8.7)

Cash flow from financing activities
Proceeds from sale of common stock	—	0.3

Net cash from financing activities	—	0.3

Increase in cash and cash equivalents	17.4	3.3
Cash and cash equivalents, beginning of period	168.3	121.9

Cash and cash equivalents, end of period	$185.7	$125.2

Cash paid for income taxes	$0.5	$—
Cash paid for interest	$—	$—

See accompanying notes to consolidated interim financial statements

Meridian Gold Inc.
Consolidated Statement of Retained Earnings
(Unaudited and in millions of US dollars)

	Three months ended
	March 31
	2004	2003
		As Restated
		(Note 2)
Balance at beginning of period as previously reported	$145.1	$108.2
Adjustments on adoption of new accounting standards (Note 2(c))	(1.7)	1.1

Balance at beginning of period as restated	143.4	109.3
Net income for the period (Note 2(c))	9.8	8.5

Balance at end of period	$153.2	$117.8

See accompanying notes to consolidated interim financial statements

Meridian Gold Inc.

Notes to Consolidated Financial Statements (unaudited)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, except as disclosed in note 2. The accompanying unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2003.

2.	Change in Accounting Policies

a)	Asset retirement obligations

On January 1, 2004, the Company retroactively adopted the new recommendations of Canadian Institute of Chartered Accountants (“CICA”) handbook section 3110, Asset Retirement Obligations (“HB3110”). Under this standard future costs of asset retirement have been recognized and recorded as a liability at fair value. The fair value of the asset retirement obligations was calculated using the estimated total undiscounted cash flows required to settle the obligations of $19.6 million, expected timing of cash flow payments required to settle the obligations, credit-adjusted risk-free discount rate of 3.6% and an inflation rate of 2.5%. The effect of the change in the method of accounting for asset retirement obligations has resulted in an increase in property, plant and equipment of $1.0 million, an increase in depreciation, depletion and amortization of $0.4 million, an increase in other current assets of $0.4 million, an increase in reclamation liability of $1.6 million, an increase in long-term deferred taxes of $0.1 million and a decrease in retained earnings of $0.7 million.

The continuity of the reclamation liability for the three-month period ended March 31, 2004 would be as follows:

(in millions of US dollars)
Balance, beginning of period	$18.5
Accretion expense	0.1
Reclamation liabilities settled in the current period	(0.9)

Balance, end of period	$17.7

b)	Stock-based compensation

Effective January 1, 2002, the Company elected to use the settlement method of accounting for stock options granted to directors and employees under the Share Incentive Plan. Effective January 1, 2004, the Company changed the method of application of its stock-based compensation accounting policy so as to measure stock options granted to directors and employees at fair value and recognize the compensation expense over the vesting period, with a corresponding credit to additional paid-in capital as required under the amendments to CICA handbook section 3870, “Stock-based Compensation and Other Stock-based Compensation” (“HB 3870”). This change has been applied retroactively without restatement of prior periods. The effect of the change in the method of accounting for stock-based compensation has resulted in a decrease of $0.9 million in retained earnings and an increase of $0.9 million in additional paid-in capital.

Restricted stock granted on or after January 1, 2000 or stock options granted to non-employees on or after January 1, 2002 under the Company’s stock option plan are accounted for under the fair value method.

c)	Prior period restatements

The following is a summary of the effect on retained earnings and net income resulting from the change in accounting policies:

	Three months ended March 31
(in millions of US dollars)	2004	2003
Retained earnings at the beginning of the period, as previously reported	$145.1	$108.2
Asset retirement obligations (Note 2(a))	(0.8)	1.5
Stock based compensation (Note 2(b))	(0.9)	(0.4)

Retained earnings at the beginning of the period, as restated	$143.4	$109.3

	Three months ended	Year ended
	March 31,	December 31,
(in millions of US dollars)	2003	2003
Net income, as previously reported	$8.8	$36.8
Asset retirement obligations (Note 2(a))	(0.3)	(2.5)

Net income, as restated	$8.5	$34.3

3.	Property Valuation

At each reporting period, the Company reviews the carrying value of its properties in accordance with Canadian generally accepted accounting principles. The reviews include an analysis of the expected future cash flows to be generated by the project to determine if such cash flows exceed the project’s current carrying value. The determination of future cash flows is dependent on a number of factors, including future prices for gold, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs. Additionally, the reviews took into account factors such as political, social, legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions. The Company used its best effort to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Based on the Company’s review, it determined an impairment was not necessary for the three months ended March 31, 2004.

4.	Hedging

The Company closed out all of its gold forward contracts during 1999. However, under applicable accounting standards, the Company was required to defer recognition of these revenues in its financial statements until the expiry of the contracts. During the first quarter of 2004, the Company recognized $289,000 of the deferred revenue on expiring gold forward contracts in the accompanying Consolidated Statements of Operations.

To mitigate the risk associated with the gold and silver markets and to secure the loan with Standard Bank of London (which loan was subsequently repaid), the Company entered into gold and silver forward contracts. At December 31, 2003, the Company had remaining a commitment of 2,000,000 ounces of silver at a price of $5.34 per ounce for delivery during 2004 associated with the former Standard Bank loan. The Company expects to deliver against all of these contracts during 2004.

In 2003, with the sharp rise in silver price, the Company entered into additional silver contracts for delivery during 2004. As of the beginning of the year, the Company had remaining a commitment of 2,200,000 ounces of silver relating to these contracts at an average price of $5.05 per ounce for delivery during 2004. In the first quarter of 2004, 500,000 ounces of silver production were delivered against these contracts, leaving a remaining commitment of 1,700,000 ounces at March 31, 2004. The Company has the ability to extend the delivery dates of these contracts and will continue to evaluate its options regarding delivery each quarter.

5.	Jerritt Canyon

The Company’s subsidiary Meridian Jerritt Canyon Corp. completed the sale of its 30% interest in the Jerritt Canyon Joint Venture (“JCJV”) property to Queenstake Resources USA Inc., as of June 30, 2003. Income from the Company’s 30% interest in the JCJV for the three months ended March 31, 2003 and its impact on reported earnings are as follows:

	As		As reported
(in millions of US dollars)	reported	JCJV	less JCJV
Revenues	$35.9	$7.7	$28.2
Costs and expenses	21.4	7.4	14.0

Income before taxes	14.5	0.3	14.2
Income tax expense	6.0	—	6.0

Income after taxes	$8.5	$0.3	$8.2

6.	Share Capital

(a)	Shareholders’ equity

	March 31,	December 31,
(in millions of US dollars)	2004	2003
		As Restated
		(Note 2)
Share capital	$382.9	$382.7
Additional paid-in capital	4.8	3.6
Retained earnings	153.2	144.3
Cumulative translation adjustment	74.9	67.0

Total shareholders’ equity	$615.8	$597.6

b)	Outstanding share data

As of March 31, 2004, there were 99,193,848 common shares outstanding. In addition, there were 1,898,267 stock options outstanding issued to directors and employees with exercise prices ranging between $ 2.25 and $17.00 per option.

(c)	Stock options

During 2002 and 2003, the Company accounted for stock options granted to employees and directors of the Company under the settlement method and accounted for restricted shares and stock options granted to non-employees under the fair value method. Had the Company reported compensation costs as determined by the fair value method of accounting for stock option grants to employees and directors, the pro forma net income and net income per common share would have been the pro forma amounts indicated in the following table:

Three months ended
(in millions of US dollars except per share data)	March 31, 2003
Net income, as restated (Note 2)	$8.5
Stock-based compensation	(0.2)

Net income – pro forma	$8.3

Net income per share – as restated – basic	.09
Net income per share – as restated – diluted	.08
Net income per share – pro forma – basic	.08
Net income per share – pro forma – diluted	.08

During the first quarter of 2004 12,500 stock options were granted to employees with a term of 10 years and vest in equal amounts over the next 3 years. The weighted average fair value of stock options issued was $6.87, using the Black-Scholes option-pricing model. No stock options were exercised during the first quarter.

The fair value of stock options granted was calculated using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2002, 2003, and 2004, respectively; dividend yield 0.0% for all years, excepted volatility of 59.5, 63.0 and 59.3 percent, risk free interest rates of 2.3, 1.5, and 3.5 percent, and expected lives of 5, 4.3 and 5 years.

Appendix “A”

Non-GAAP Measures

Meridian Gold has included measures in this document called “return on sales”,“operating margins”, “total cash costs” and “free cash flow”. Return on sales is defined as net income divided by sales for the reporting period. Operating margin is defined as operating income (before interest and taxes) divided by sales. Total cash costs are determined according to the Gold Institute Standard and consist of site costs for all mining (except deferred mining and deferred stripping costs), processing, administration, resource taxes royalties, and silver by-product credits, but do not include capital, exploration, depreciation and financing costs. Total cash costs per ounce are total cash costs divided by payable gold ounces. Free cash flow is defined as the net cash provided by operating activities, less net cash used in investing activities. Average realized gold price is defined as the average gold price the Company received for the sale of its gold ounces during the reporting period and is included in Sales on the accompanying Consolidated Condensed Statements of Operations. Finally, real interest rates are defined as the 30-day treasury bill rate, less the consumer price index (CPI).

The Company believes that in addition to conventional measures, prepared in accordance with Canadian generally accepted accounting principles (GAAP), certain investors use this information to evaluate the Company’s performance and its ability to generate cash flow. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The calculation for these non-GAAP measures is explained below.

(Unaudited and in millions of US dollars, except for Ratios, Gold Production Ounces and Cash Cost per Ounce)

	Three Months Ended
	March 31
	2004	2003
Return On Sales
Sales	$29.9	$35.9
Net Income	$9.8	$8.5
ROS	33%	24%
Net Inome/Sales=Return On Sales (ROS)
Operating Margins
Sales	$29.9	$35.9
Operating Income	$16.1	$14.2
OM	54%	40%
Operating Income/Sales=Operating Margins (OM)
Total Cash Costs
Cost of sales	$3.4	$9.2
Other	0.1	0.6

Total cash costs	$3.5	$9.8
Gold production in ounces from active properties	75,316	106,585
Total cash costs per ounce	$46	$92
Free Cash Flow
Net cash provided by operating activities	$20.7	$11.7
Net cash used in investing activities	(3.3)	(8.7)

Free Cash Flow	$17.4	$3.0